Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two
Director Outlook Series I/IR
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Director Outlook Series I/IR, BB&T Director Outlook Series I/IR, AmSouth Variable Annuity Outlook Series I/IR, Director Select Outlook Series I/IR, Huntington Director Outlook Series I/IR, Director Elite Outlook Series I/IR,The Director Solution Outlook Series I/IR, and Classic Director Outlook Series I/IR]
Prospectus and annual product notice supplement dated May 1, 2026
The following supplements and amends the prospectus and annual product notice for the above-mentioned Contracts. Please read this supplement carefully and retrain it for future reference. Special terms not defined in this supplement have the same meanings as in the prospectus or annual product notice.
NOTICE OF FUND SUBSTITUTION
We have applied for and received an order from the U.S. Securities and Exchange Commission approving the substitution of certain underlying mutual funds under the Contracts (the “Substitution”). At the close of business on September 4, 2026 (the “Substitution Date”), shares of each “Existing Fund” will be substituted with shares of the corresponding “Replacement Fund,” as set forth in the table below.

Existing Fund	Replacement Fund
Allspring VT Small Cap Growth Fund - Class 1	Putnam VT Small Cap Growth Fund - Class IA
Invesco V.I. Government Money Market Fund - Series II	Putnam VT Government Money Market Fund - Class IB
Invesco V.I. Government Securities Fund - Series II	Franklin U.S. Government Securities VIP Fund - Class 2
Each Existing Fund will be closed to new investment (i.e., allocations of new premium payments and transfers) under the Contract after September 4, 2026. Each Replacement Fund will be available for new investment (i.e., allocations of new premium payments and transfers) under the Contract on or about September 8, 2026. Please see Appendix A.1 to review a list of investment options by product.
Information regarding each Replacement Fund, including (i) its name, (ii) its type, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in Appendix A in your prospectus or updating summary prospectus. Each Replacement Fund has also issued a prospectus that contains more detailed information about the Fund. Prospectuses for the Replacement Funds may be obtained free of charge by visiting the website listed in Appendix A of your prospectus or updating summary prospectus or by contacting us as instructed below.
On the Substitution Date, any Contact Value allocated to the Sub-Account investing in an Existing Fund (an “Existing Fund Sub-Account”) will be automatically transferred to the Sub-Account investing in the corresponding Replacement Fund (a “Replacement Fund Sub-Account”).
The Substitution will be effected at the relative net asset values of the Existing Funds’ and the Replacement Funds’ shares. Your Contract Value immediately prior to the Substitution will equal your Contract Value immediately after the Substitution. Contract Values will be automatically transferred without charge and without being subject to any limitations on transfers. There will be no tax consequences for you as a result of the Substitution. The Substitution will be performed at no cost to you. The fees and charges under your Contract will not increase as a result of the Substitution. Your rights and our obligations under your Contract will not be altered in any way.
For any optional benefit subject to investment restrictions, on the Substitution Date, the investment restrictions will be updated such that any eligible Existing Fund Sub-Account will be replaced by the corresponding Replacement Fund Sub-Account as an eligible investment option. See Appendix A of your prospectus or summary prospectus. The Substitution will not cause your optional benefit, if any, to be in violation of any applicable investment restrictions.
Please note the following important information about your free transfer rights:
•From the date of this Supplement through the Substitution Date, you may make a free transfer of Contract Value from any Existing Fund Sub-Account to any other Sub-Account available under your Contract. For 30 days after the Substitution Date, you may make a free transfer of Contract Value from any Replacement Fund Sub-Account to any other Sub-Account available under your Contract. Any such transfer will be free of charge and will not count against any restrictions or limits on the number of transfers that may be performed under your Contract, except that market timing policies and procedures and optional benefit investment restrictions will apply.

•If you own an optional benefit subject to investment restrictions: You are not permitted to transfer Contract Value to any ineligible investment options. Your optional benefit will be automatically terminated, in accordance with its terms, if you violate the applicable investment restrictions, including as a result of a pre- or post-Substitution transfer.
•Except as described above, we will not otherwise exercise any rights reserved by us under the Contract to impose additional restrictions on transfers from the date of this Supplement until at least 30 days after the Substitution Date.
Additional Information Related to the Substitution:
•Unless you provide us with new instructions in good order, on the Substitution Date:
◦Your standing instructions for future premium payments or withdrawals will be automatically updated to replace any Existing Fund Sub-Account with the corresponding Replacement Fund Sub-Account.
◦If you are participating in any automatic transfer, rebalancing, or withdrawal program, your program instructions will be automatically updated to replace any Existing Fund Sub-Account with the corresponding Replacement Fund Sub-Account and your participation in such program will continue without interruption.
•For any asset allocation models under the Contract, any Existing Fund Sub-Account that comprises a model will be replaced by the corresponding Replacement Fund Sub-Account. If you are participating in any such model, your participation will continue without interruption.
You may submit transfer requests, request copies of the Replacement Funds’ prospectuses, or provide updated instructions by mailing Talcott Resolution at PO Box 14293, Lexington, KY 40512-4293; calling 1-800-862-6668; or e-mailing asccontactus@talcottresolution.com.
If you have any questions regarding the Substitution, please call us at 1-800-862-6668.

HV-8250

2

DIRECTOR OUTLOOK VARIABLE ANNUITY SERIES I/IR
TALCOTT RESOLUTION LIFE INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 1, 2026

This product notice provides updated information about Director Outlook variable annuity Series I/IR, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life Insurance Company (“Talcott Resolution,” “we, ”us,” ”our”).
The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in surrender charges, federal and state income taxes, and a 10% federal penalty tax. Withdrawals will also reduce death benefits and other guaranteed benefits under the contract.
The contract is a complex investment and involves risks, including potential loss of principal. All guarantees and obligations under the contract are subject to the financial strength and claims-paying ability of Talcott Resolution.
The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:

Contract Version	Website Address
Director Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595312
BB&T Director Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P789
AmSouth Variable Annuity Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595114
Director Select Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595288
Huntington Director Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P797
Director Elite Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595148
The Director Solution Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P706
Classic Director Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P813
You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series I/IR of Director Outlook, BB&T Director Outlook, AmSouth Variable Annuity Outlook, Director Select Outlook, Huntington Director Outlook, Director Elite Outlook,The Director Solution Outlook, Classic Director Outlook.
Additional information about certain investment products, including variable and fixed annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b. Emailing:     asccontactus@cognisurance.com
c. Visiting:     www.talcottresolution.com

Special Terms Used in this Product Notice

Contract Owner	The owner or holder of the contact including any joint owner(s) (or ”you”).
Contract Value	The total value of your allocations to the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	Part of our General Account where you are able to allocate a portion of your Contract Value. In the Contract, this is defined as the “Fixed Account.” If you signed the application for your Contract on or after September 10, 2002, or if your Contract was issued on or after September 12, 2002, you cannot allocate any Premium Payments or transfer any Contract Value to the FAF until further notice. In addition, if you purchased your Contract between May 1, 2002 and September 12, 2002, and the Amendatory Rider was approved in your state at the time you purchased your Contract, you cannot allocate amounts to the FAF until further notice.
Fund	A registered investment company or a series thereof in which assets of a Sub-Account may be invested.
Premium Payment	Money sent to us to be invested in your Contract.
Sub-Accounts	The variable investment options under the Contract, also referred to as Fund options.
Sub-Account Value	The value of your allocations to the Sub-Accounts.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
• At the close of business on September 4, 2026, the Company intends to substitute shares of certain underlying mutual funds under the Contract with shares of certain replacement funds (the “Substitution”). Additional information regarding the Substitution, including a list of existing funds and corresponding replacement funds, as well as your free transfer rights, is provided in the Notice of Substitution, also dated May 1, 2026, that supplements this annual product notice.

Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Are there Charges for Early Withdrawals?
Yes. Your Contract may be subject to surrender charges. Surrender charges may apply to both partial and full Surrenders.
•If you withdraw money from your contract within 4 years following your last premium payment, you may be assessed a surrender charge of up to 6% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $6,000.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax. Losses due to surrender charges will be greater if there are taxes or tax penalties.
Fee Tables The Contract - Charges and Fees - The Contingent Deferred Sales Charge
Are there Transaction Charges?	No. Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			Fee Tables
Are there Ongoing Fees and Expenses?
Yes. The table below describes the current fees and expenses of the contract that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner. If such charges were reflected, the fees and expenses would be higher.
Fee Tables The Contract - Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract	1.46%¹	1.46%¹
	Investment Options (fund fees and expenses)	0.39%²	1.19%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.15%[1]	0.75%[1]

1 As a percentage of average daily Sub-Account Values. Includes the Mortality and Expense Risk Charge and Administrative Charge, plus a percentage attributable to the Annual Maintenance Fee.
2 As a percentage of Fund net assets.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $2,175	Highest Annual Cost: $4,043
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive Fund fees and expenses	•Most expensive combination of optional benefits and Fund fees and expenses
	•No optional benefits	•No sales charges or advisory fees
	•No sales charges or advisory fees	•No additional premium payments, transfers or withdrawals
•No additional premium payments, transfers or withdrawals

	RISKS	Location in Prospectus
Is there a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this contract, including loss of principal.	Fee Tables Fixed Accumulation Feature The Contract - Charges and Fees - The Contingent Deferred Sales Charge Appendix Tax
Is this a Short-Term Investment?
No.
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees are generally more beneficial to investors with a long-time horizon.
•Withdrawals may be subject to taxes, and a 10% penalty tax may be applied to Surrenders before age 59½.

What are the Risks Associated with the Investment Options?
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the available investment options before making an investment decision.

What are the Risks Related to the Insurance Company?	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by calling 1-800-862-6668.
	RESTRICTIONS	Location in Prospectus
Are there Restrictions on the Investment Options?
Yes.
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the Fund options per day. You are allowed to make 20 transfers between the Fund options per contract year before we require you to submit additional transfer requests by mail. Your transfer between the Fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the Fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute Funds as investment options.
•The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
General Contract Information The Contract - Purchases and Contract Value

Are there any Restrictions on Contract Benefits?
Yes.
•Optional benefits may further limit or restrict the investment options that you may select under the contract. We may impose these restrictions in the future.
•Withdrawals may significantly reduce the death benefit.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or may result in termination of the benefit.
•Contract benefits may not be modified or terminated by us, except as otherwise provided.
•If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
•The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
The Contract - Principal First
	TAXES	Location in Prospectus
What are the Contract's Tax Implications?
•Consult with a tax professional to determine the tax implications of an investment in and payment received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax deferral under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59½.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
How are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
Other Information - How Contracts Are Sold
Should I Exchange My Contract?	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contracts, and any fees or penalties to terminate your existing contract, that it is better for you to purchase the new contract rather than continue to own your existing contract.	The Contract - Purchases and Contract Value - Replacement of Annuities

Appendix A — Investment Options Available Under the Contract
The following is a list of Funds available under the contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:

Contract Version	Website Address
Director Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595312
BB&T Director Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P789
AmSouth Variable Annuity Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595114
Director Select Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595288
Huntington Director Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P797
Director Elite Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595148
The Director Solution Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P706
Classic Director Outlook Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P813
Availability of Funds may vary by employer. Participants should reference their plan documents for a list of available Funds.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@cognisurance.com.
Investment options available under your specific Contract version are listed in Appendix A.1.
The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
U.S. Equity	Allspring VT Discovery All Cap Growth Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.75%*	15.53%	6.31%	13.84%
U.S. Equity	Allspring VT Opportunity Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.75%*	7.00%	9.22%	12.13%
U.S. Equity	Allspring VT Small Cap Growth Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.91%	9.55%	(0.70)%	10.22%
International Equity	AST International Equity Portfolio Adviser: PGIM Investments LLC and AST Investment Services, Inc. Subadviser: Putnam Investment Management, LLC, Massachusetts Financial Services Company, PGIM Quantitative Solutions LLC, J.P. Morgan Investment Management Inc., and Jennison Associates LLC	1.02%	32.84%	5.76%	10.00%
U.S. Equity	BlackRock Large Cap Focus Growth V.I. Fund - Class I Adviser: BlackRock Advisors, LLC	0.77%*	11.80%	10.47%	16.28%
U.S. Equity	BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	0.39%	17.42%	14.00%	14.34%
Fixed Income	Franklin U.S. Government Securities VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	0.79%	6.69%	0.02%	1.14%
	Note: Available for investments on or about September 8, 2026.
Allocation	Hartford Balanced HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.91%	11.86%	7.93%	8.70%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.92%	13.42%	9.68%	11.64%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.84%	14.01%	11.78%	13.18%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.91%	17.19%	12.41%	12.20%
Sector Equity	Hartford Healthcare HLS Fund - Class IB† Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.19%	15.79%	3.19%	7.58%
International Equity	Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.01%	30.06%	6.60%	7.86%
U.S. Equity	Hartford MidCap HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.01%	(0.65)%	(0.02)%	7.78%
U.S. Equity	Hartford Small Cap Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.91%	6.54%	1.01%	8.39%
U.S. Equity	Hartford Small Company HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.06%	12.68%	0.45%	10.27%
U.S. Equity	Hartford Stock HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.77%	7.69%	8.17%	10.70%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.76%	7.04%	(0.29)%	2.49%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.70%	4.32%	2.62%	1.96%
Money Market	Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	0.63%	3.76%	2.85%	1.77%
Fixed Income	Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	0.95%	6.95%	(0.22)%	1.34%
Fixed Income	Invesco V.I. High Yield Fund - Series II Adviser: Invesco Advisers, Inc.	1.17%	6.35%	3.40%	4.55%
U.S. Equity	PSF PGIM Jennison Blend Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	0.86%*	18.05%	11.88%	13.50%
U.S. Equity	PSF PGIM Jennison Growth Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	1.00%*	13.81%	10.25%	16.15%
U.S. Equity	PSF PGIM Jennison Value Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC	0.83%	16.41%	13.45%	10.94%
Money Market	Putnam VT Government Money Market Fund - Class IB** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.69%	3.67%	2.76%	1.69%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Putnam VT Small Cap Growth Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.87%*	9.07%	6.45%	11.72%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Victory Pioneer Fund VCT Portfolio - Class II Adviser: Victory Capital Management Inc.	1.00%*	23.08%	14.69%	15.47%
APP A-2

*	As noted, annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact Value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract Value is allocated to a money market Sub-Account, that portion of the value of your Contract Value may decrease in value.
†	Closed to new and subsequent Premium Payments and transfers of Contract Value.

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Director Outlook 1                Director Elite Outlook 1
BB&T Director Outlook 1            Director Preferred Outlook 1
AmSouth VA Outlook 1                Huntington Director Outlook 1
Director Select Outlook 1            Director Solution Outlook 1
Classic Director Outlook 1            Wells Fargo Director Outlook 1

The Portfolio Planner Models
The following model(s) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	Series 1144	Series 1145	Series 2103	Series 3036
Hartford Disciplined Equity HLS Fund	15%	20%	25%	29%
Hartford Dividend and Growth HLS Fund	4%	5%	6%	8%
Hartford International Opportunities HLS Fund	5%	7%	9%	11%
Hartford MidCap HLS Fund	4%	5%	7%	8%
Hartford Small Cap Growth HLS Fund	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	43%	39%	32%	27%
Hartford Ultrashort Bond HLS Fund	27%	21%	18%	13%
Total	100%	100%	100%	100%
APP A-3

Appendix A.1 — Investment Options by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	AmSouth Variable Annuity Outlook Series I/IR	BB&T Director Outlook Series I/IR	Classic Director Outlook Series I/IR	Director Elite Outlook Series I/IR	Director Outlook Series I/IR	Director Select Outlook Series I/IR	Huntington Director Outlook Series I/IR	The Director Solution Outlook Series I/IR
Allspring VT Discovery All Cap Growth Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC						X
Allspring VT Opportunity Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC						X
Allspring VT Small Cap Growth Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC						X
AST International Equity Portfolio
Adviser: PGIM Investments LLC and AST Investment Services, Inc.
Subadviser: Putnam Investment Management, LLC, Massachusetts Financial Services Company, PGIM Quantitative Solutions LLC, J.P. Morgan Investment Management Inc., and Jennison Associates LLC				X
BlackRock Large Cap Focus Growth V.I. Fund - Class I Adviser: BlackRock Advisors, LLC								X
BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X	X	X	X
Franklin U.S. Government Securities VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Hartford Balanced HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Healthcare HLS Fund - Class IB† Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford MidCap HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Small Cap Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Small Company HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Stock HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	AmSouth Variable Annuity Outlook Series I/IR	BB&T Director Outlook Series I/IR	Classic Director Outlook Series I/IR	Director Elite Outlook Series I/IR	Director Outlook Series I/IR	Director Select Outlook Series I/IR	Huntington Director Outlook Series I/IR	The Director Solution Outlook Series I/IR
Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. High Yield Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
PSF PGIM Jennison Blend Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC				X
PSF PGIM Jennison Growth Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC				X
PSF PGIM Jennison Value Portfolio - Class II Adviser: Prudential Investments LLC Subadviser: Jennison Associates LLC				X
Putnam VT Government Money Market Fund - Class IB** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	X	X	X	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Small Cap Growth Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited						X
Note: Available for investments on or about September 8, 2026.
Victory Pioneer Fund VCT Portfolio - Class II Adviser: Victory Capital Management Inc.	X

APP A.1-2

Appendix B — Financial Intermediary Variations
There may be variations in the availability of investment options, Contract benefits, and other Contract features described in this prospectus—including restrictions, limitations, and other variations—which may apply depending on the broker-dealer through which your Contract was sold or continues to be serviced. For example, your financial professional may not recommend a particular investment option or Contract benefit to you. Any such variations are unknown to us. Furthermore, based on several considerations ( e.g. , that we do not administer financial intermediary variations, the large number of broker-dealers through whom the Contracts were distributed, and the terms of our existing selling agreements), we cannot identify any such variations, if any, with unreasonable effort or incurring unreasonable expense.

You should discuss with your financial professional any limitations, restrictions, or other variations related to the investment options, Contract benefits, or other Contract features available to you through your broker-dealer.

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier :    C000007124    Director Outlook I/IR
C000059441    BB&T Director Outlook I/IR
C000059440    AmSouth VA Outlook I/IR
C000059444    Director Select Outlook I/IR
C000059445    Huntington Director Outlook I/IR
C000059443    Director Elite Outlook I/IR
C000059446    Director Solution Outlook I/IR
C000059442    Classic Director Outlook I/IR
APP B-1